UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

RESULTS 4Q25 Telefônica Brasil S.A.Investor Relations February 23, 2026 4Q25 Results | Telefônica Brasil S.A. (B3: VIVT 3, NYSE : VIV) discloses today its results for the fourth quarter of 2025, presented in accordance with International Accounting Standards (IFRS) and with the pronouncements, interpretations and guidelines issued by the Accounting Pronouncements Committee . Background Pattern AI-generated content may be incorrect. To access the spreadsheet containing the data available on our Investor Relations website, click here 4Q25 Highlights Postpaid Accesses 70.8mn +6.5% YoY FTTH Accesses 7.8mn +12.0% YoY Total Revenues R$15.6bn +7.1% YoY EBITDA R$6.7bn +8.1% YoY 1. Excludes M2M and Dongles. 2. 56.7 million Revenue Generating Units (Taxpayer ID/CPFs). 3. EBITDA ex -effects relating to the migration from Concession to Authorization. 4. AL means After Leases. More details on page 18. 5. Does not include amounts related to IFRS 16 effects, licenses and CyberCo Brasil acquisition. We reached 116.7 million accesses in 4Q25, up +0 .6% YoY . In the mobile segment, we ended the quarter with 103 .0 million accesses (+0 .7% YoY), and 716 municipalities covered with 5G technology, representing a +1.4x increase compared to the previous year . In postpaid¹, we ended the year with +3.3 million net additions YoY and a customer base of 50 .8 million accesses . ARPU¹ reached R$52.9, and churn¹ remained at historically low levels at 1.0%. Our fiber footprint at the end of 2025 stood at 31.0 million homes passed, an evolution of +6.4% YoY, with 7.8 million homes connected (+12.0% YoY) . For the sixth consecutive quarter, we registered a decrease in fiber churn on an annual comparison, closing 4Q25 at 1.4%, a drop of -0 .1 p.p. YoY . Net revenue amounted to R$15,611 million, up +7.1% YoY, driven by solid performances of postpaid (+9.0% YoY), FTTH (+9.8% YoY) and Corporate Data, ICT and Digital Services revenues, that grew +10.2% YoY, boosting fixed revenues, up +5.4% YoY . In the last 12 months, the average monthly revenue per RGU² grew to R$65.8 (+5.7% YoY), impacted by the growth in revenues from B2C connectivity (+4.4% YoY) and B2C new businesses (+20.7% YoY), reinforcing the appeal of our ecosystem of services that go beyond connectivity . EBITDA ex-Concession Migration Effects³ reached R$6,596 .9 million, up +17.7% YoY, with a margin of 42.3%, while Reported EBITDA registered an increase of +8.1% YoY in the quarter, with a margin of 42.9%, up +0.4 p.p. YoY . EBITDA AL 4 expanded +9.2% YoY, with a margin of 33.8%, up +0.7 p.p. YoY . In 4Q25, Capex 5 totaled R$2,359.3 million, a decrease of -4.0% YoY, representing 15.1% of revenues, a decline of -1.7 p.p. YoY . In 2025, Capex amounted to R$ 9,270.3 million (+1.1% YoY), equivalent to 15.6% of revenues (-0 .9 p.p. YoY), reflecting a decrease in the investment intensity . Operating Cash Flow 6 summed R$4,339 .7 million, up +16.0% YoY, with a margin of 27.8% (+2.1 p.p. YoY) in relation to net revenue . In 2025, we reached R$15,551.6 million (+13.4% YoY), with a margin of 26.1% (+1.5 p.p. YoY) . Net income 7 for the quarter reached R$1,876 .9 million, growing +6.5% YoY . In 2025, we ended the year with R$6,167.9 million (+11.2% YoY) . The remuneration paid 8 to shareholders amounted to R$6,376.5 million in 2025, +9.1% versus last year, with R$2,630 .0 million related to interest on equity declared in the fiscal years 2024 and 2025, R$2,000 .0 million to capital reduction and R$1,746.5 million to share buybacks, resulting in a payout of 103 .4% over net income . For payments in 2026, the Company has already deliberated R$6,990 .0 million, with R$4,000 .0 million related to capital reduction 9 and R$2,990 .0 to interest on equity . Once again, we reaffirm our commitment to distribute, between 2024 and 2026, at least 100 % of the net income for each fiscal year . 2 6. Operating Cash Flow is equal to EBITDA minus Capex ex -IFRS16, ex -licenses and CyberCo Brasil acquisition. 7. Considers the net income attributed to Telefônica Brasil. 8. Considers the events paid from January 1, 2025, to December 31, 2025. 9. Subject to the approval of shareholders at ESM to be held on March 12, 2026, and a 60 -day opposition period from creditors. 4Q25 Results | 1. Other Revenues include Fixed Voice, xDSL , FTTC and IPTV. 2. AL means After Leases. More details on page 18. 3. Net Income attributable to Telefônica Brasil. 4. Earnings per share (EPS) calculated based on net income attributable to Telefônica Brasil divided by the weighted average of outstanding shares in the period, EPS for 2024 was recalculated considering the effects of the Split and Reverse Stock Split effective on April 15, 2025. More details can be found in note 2 3.i) of the Financial Statements as of December 31, 2025. 5. Does not include amounts related to IFRS 16 effects, licenses and CyberCo Brasil acquisition. 6. Operating Cash Flow is equivalent to EBITDA less Capex ex -IFRS 16, licenses and CyberCo Brasil acquisition. 7. AL Operating Cash Flow is equivalent to EBITDA After Leases less Capex ex -IFRS 16, licenses and CyberCo Brasil acquisition . Highlights 3 4Q25 Results | Mobile Business Mobile Service Revenue (MSR) registered an evolution of +7.0% YoY and +1.3% QoQ, mainly supported by Postpaid Revenue¹, that grew +9.0% versus 4Q24, representing 85.8% of MSR (+1.6 p.p. YoY) . Prepaid revenue declined -3.9% YoY, due to the continued migration of customers to hybrid plans . Even so, this represents a slowdown in losses compared to previous quarters, driven by a sequential increase in recharge frequency . On a quarterly comparison, revenue registered an increase of +2.2%, the best sequential performance since 1Q25. Despite this recovery, prepaid accounts for 14.2% of MSR and 8.9% of Net Operating Revenue . It is also worth noting that the migration dynamic contributes positively to the overall performance of mobile services, given the higher ARPU and lower churn of postpaid . Revenues from Handsets & Electronics grew +13.7% YoY, the highest annual growth since 1Q23. In 4Q25, sales of 5G-compatible smartphones represented 97.1% of total units sold (+5.5 p.p. YoY) . 1. Postpaid revenue includes M2M, dongles, wholesale, and others. 2. Ex-M2M and ex-Dongles. Mobile Access million Postpaid Access million Postpaid Churn² % 4 The Postpaid customer base grew consistently, up +6.5% YoY and +1.5% QoQ, totaling 70 .8 million accesses, supported by migrations from prepaid to control and pure postpaid plans, as well as new customer acquisitions . These elements, combined with annual price adjustments, contributed to a new record in mobile ARPU, that reached R$31.8, up +5.8% YoY in 4Q25. 4Q25 Results | Fixed Business Fixed Revenue ended the quarter with a +5.4% YoY increase, boosted by the consistent growth of FTTH (+9.8% YoY) and Corporate Data, ICT and Digital Services (+10.2% YoY) revenues .. We reached 31.0 million homes passed with fiber (+6.4% YoY) across 453 cities (+9 YoY), adding +1.9 million households YoY . We ended the year with 7.8 million accesses (+12.0% YoY), resulting in a take -up rate of 25.2%, +1.3 p.p. vs. 4Q24, the biggest increase in the last 4 years . For the sixth consecutive quarter, we registered a decline in the annual comparison of FTTH churn, closing 4Q25 at 1.4%, a reduction of -0 .1 p.p. YoY . The Company continues to reinforce the importance of convergence as a growth lever, and the indicators remain positive . Vivo Total now accounts for 43.2% of all FTTH accesses (+8.9 p.p. YoY), demonstrating significant room for future expansion over the Company’s existing customer base . FTTH 1. Other Fixed Revenues include Fixed Voice , xDSL , FTTC and IPTV. 2. Vivo Total is our product that combines fiber and mobile in a single offering. Homes Passed million Homes Connected million 5 Of these 7.8 million accesses, 4.9 million are convergent, of which 3.4 million through Vivo Total², whose base grew +40 .9% YoY . Vivo Total accounted for 83 .6% of FTTH additions in our own physical stores over the last three months . Corporate Data, ICT and Digital Services revenue posted double -digit growth of +10.2% YoY, summing R$1,483 million in 4Q25, of which R$1,062 million came from Fixed Digital B2B revenues (+15.2% YoY) . 4Q25 Results | Digital Business 1. 56.7 million Revenue Generating Units (Taxpayer ID/CPFs). 2. In 1Q25, we improved the revenue allocation between products within Digital B2B, adjusting historic and current figures with no changes to the total Digital B2B Revenues 3. Includes equipment. We continue to advance in the development of a robust digital ecosystem, through strategic partnerships that strengthen our consolidation as a true hub of digital services. B2C Vivo positions itself as a complete hub of digital services for companies, going beyond traditional connectivity . In 2025, B2B digital services generated R$5,271 million in revenues, +29.5% YoY, representing 8.8% of our total revenue — an evolution of +1.6 p.p. YoY . Our B2B segment continues to gain share within Vivo’s revenue, accounting for 22.6% of the total, an increase of +1.4 p.p. YoY, with 2025 marking its strongest annual growth in recent years . This performance reflects the increasing demand from our customers for digital products, which now represent 39.1% (+4.8 p.p. YoY) of B2B revenue .. B2B Digital B2B Revenues² Cloud Digital Solutions³ Cybersecurity IoT + Messaging Entertainment In content, Vivo distributes to its customers the main music and video OTTs on the market . This front generated R$856 million in revenues in 2025 (+18.1% YoY), with a base of 4.1 million subscribers to content platforms, a significant growth of +35.0% YoY . 6 R$ million Health and Wellness Vale Saúde Sempre, our marketplace for health services, connects customers to clinics and laboratories across the country through a monthly subscription .. Since its launch, we have already achieved 471 thousand subscriptions . In 2025, we reached 69 thousand consultations, exams and procedures, resulting in a revenue of R$101 million in the last 12 months (+69 .9% YoY) with health and wellness . Financial Services Vivo Pay is our 100 % digital platform that integrates Vivo's financial solutions, such as personal loans, insurance, early access to FGTS, PIX installments, among others . In 2025, revenues from financial services grew +5.9% YoY, totaling R$488 million . Since the launch of Vivo Pay - Personal Loan, in Oct/ 20, the total amount of loans granted exceeded R$1.15 billion . Regarding Vivo Seguros, our portfolio includes protection for smartphones, smartwatches, tablets, headphones and laptops . In 4Q25, we reached 650 thousand insured devices, +46% YoY . In 2025, about 39% of smartphones sold left stores with insurance coverage . B2C Products & Services Considering all B2C products and services — both connectivity and new business — the average monthly revenue per RGU¹ reached R$65.8 in 2025, reinforcing Vivo’s services ecosystem as a value proposition that goes beyond connectivity . 4Q25 Results | Costs Costs of Services and Products Sold increased by +9.7% YoY, boosted by the growth in revenues from digital services and electronics. Costs of Services and Products Sold Services +8.2% YoY | 11.3% of Revs (+0.1 p.p. YoY) The growth reflects the strong acceleration of digital solutions revenues, mainly in the B2B and music and video OTT services. Products Sold +11.6% YoY | 9.7% of Revs (+0.4 p.p. YoY) Expansion is driven by the strong sales performance of Handsets & Electronics. 7 4Q25 Results | Personnel: +6.4% YoY | 10.3% of Revs ( -0.1 p.p. YoY) The evolution reflects annual salary adjustments as well as headcount growth in areas such as Digital Services, IT and New Businesses . Commercial & Infrastructure: -2.6% YoY | 22.8% of Revs ( -2.3 p.p. YoY) The annual drop is mainly related to the one -time increase in infrastructure costs registered in 4Q24, as well as the reduction of network rental expenses . Provision for Bad Debt: +4.2% YoY | 2.5% of Revs ( -0.1 p.p. YoY) Annual increase aligned with the growth in postpaid and recurring revenue -generating customers . PBD decreased -0 .2% on a QoQ basis . PBD's control demonstrates the prioritization of customers in the payment of connectivity bills, in addition to the execution of credit and collection actions by the Company . General & Administrative: +8.2% YoY | 2.6% of Revs (+0.0 p.p. YoY) The growth was driven by higher expenses with external services, development and systems maintenance and other administrative services . Other Operating Income (Expenses): -35.2% YoY | 2.2% of Revs ( -1.4 p.p. YoY) In 4Q25, we had R$102.1 million¹ in benefits from the sale of concession related assets (R$96 million in copper and R$6 million in real estate), compared to R$206 million of asset sales and R$386 million from reversal of contingencies in 4Q24. We are committed to delivering on the R$4.5 billion of asset sales related to the migration from concession to authorization (R$3 billion in copper and R$1.5 billion in real estate), with the value capture mainly concentrated in 2026 and 2027. 8 Costs from Operations rose +4.4% YoY, driven by higher expenses related to commercial activity and partially offset by asset sales linked to the former fixed voice concession. Costs from Operations Digitalization KPIs 1. Amounts of asset sales are net of costs. Payments received through Pix % Vivo App Users million 4Q25 Results | From EBITDA to Net Income EBITDA to Net Income – 4Q25 1. Considers the net income attributed to Telefônica Brasil. 2. EBITDA ex -effects from the concession migration to an authorization model. 3. AL means After Leases. More details on page 18. R$ million EBITDA We ended 4Q25 with an EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) of R$6,699.0 million, +8.1% YoY, with an EBITDA margin of 42.9%, +0 .4 p.p. YoY . While EBITDA ex-Concession Migration Effects² reached R$6,596 .9, up +17.7% YoY, with a margin of 42.3%. EBITDA AL³ also expanded, +9.2% YoY, with a margin of 33.8%, up +0 .7 p.p. YoY .. Depreciation and Amortization Depreciation and Amortization expenses increased +1.6% YoY, with a deceleration in the annual growth rate as results entered a more comparable basis . Since 2Q25, PPA depreciation and amortization have declined due to the conclusion of amortization related to part of the intangible assets recognized in the GVT acquisition, which previously amounted to approximately R$24 million per quarter . This effect was partially offset by higher leasing depreciation under IFRS 16, reflecting the incorporation of assets from the FiBrasil and CyberCo acquisitions . Financial Results Financial Results for 4Q25 amounted to an expense of R$663 .7 million, representing an increase of +93.8% YoY . This growth reflects an atypical comparison base in 4Q24, which recorded a positive effect of R$406 million, resulting from the reversal of monetary updates of provisions related to the migration from the fixed voice concession regime to authorization .. Despite the increase in expenses, the impact was partially mitigated by the expansion of financial revenue, driven by the increase in the interest rate and improved liquidity throughout the period . Net Income In 4Q25, Net Income¹ reached R$1,876 .9 million, an increase of +6.5% YoY, driven by business growth which supported an EBIT evolution of +18.0% YoY . 9 4Q25 Results | Capex 1. Does not include amounts related to IFRS 16 effects, licenses and CyberCo Brasil acquisition. Capex¹ totaled R$2,359 million in 4Q25, a decline of -4.0% YoY, representing 15.1% of Net Operating Revenue, -1.7 p.p. versus the same period last year, following the trend of lower investment intensity .. Free Cash Flow Free Cash Flow totaled R$2,287 million in 4Q25, growing +111.9% YoY, due to positive EBITDA growth, reduced disbursements from leasing contracts (which have varied little over the last six quarters), lower Capex execution, and reduced tax payments and financial expenses . In addition to these effects, we had a reduction in working capital consumption year-over-year, due to one -off events that increased consumption in 2024 . We continue to expand our 5G network, covering 716 municipalities (+1.4x YoY) and 67.7% of the Brazilian population . Fiber is also an important driver of the Company's growth, which translates into investments dedicated to expanding homes passed (+6.4% YoY) and homes connected (+12.0% YoY) . 10 For the year, Free Cash Flow after leasing payments reached R$9,153 million (+11.4% YoY), as a result of EBITDA growth, partially offset by higher lease payments, investments, financial payments and lower working capital generation . 4Q25 Results | Indebtedness Loans, Financing and Debentures Net Debt L.T. Debt Profile The Company's gross debt (ex-IFRS 16 leases) totaled R$4,914 million at the end of 4Q25, a decrease of -10.7% YoY, reflecting the settlement in July 2025 of the debenture related to the 7th Issuance, 1st Series , in the amount of R$1,500 million . Of the total, 99% of gross debt is denominated in local currency and 1% in foreign currency . Th e currency exposure of the debt is 100 % covered by hedging operations . Considering Cash, Investments and Derivatives, the Company presented net cash of R$2,324 million on December 31, 2025. If the effect of leases were included, net debt would reach R$13,109 million at the end of 4Q25. 1. Considers liabilities for the acquisition contracts of Vita IT, Vale Saúde and IPNET, contributions made by Polígono Capital in Vivo Money, the Amnesty Program of the States of São Paulo and Paraná. More details can be found in note 20 of the Financial Statements as of December 31, 2025. 2. Considers cash and cash equivalents and accounts receivable from FIDC Vivo Money. 3. Debt does not include fees related to FISTEL TFF for the years 2020 to 2025, totaling R$6.1 billion. 11 4Q25 Results | Capital Markets Share Performance Our capital stock is composed exclusively of common shares, with voting rights, that are listed on B3 (ticker: VIVT3) and NYSE (ticker: VIV). (Base 100 on 12/31/2024) VIVT 3 is the 32nd most liquid share in the Brazilian Stock Exchange, up 10 positions versus January 2025¹ . 1. According to B3’s Negotiability Index of January 2026. 2. Earnings per share (EPS) calculated based on net income attributable to Telefônica Brasil divided by the weighted average of outstanding shares in the period. EPS for 2024 was recalculated considering the effects of the Split and Reverse Stock Split effective on April 15, 2025. More details can be found in note 2 3.i) of the Financial Statements as of December 31, 2025. 3. Data adjusted according to the number of shares after the Reverse Split and Split operation. 4. Variation compares periods ended December 31, 2025, and December 31, 2024, adjusted after the Reverse Split and Split operati on. 12 90 100 110 120 130 140 150 160 Dec-24 Jan-25 Feb-25 Mar-25 Apr-25 May-25 Jun-25 Jul-25 Aug-25 Sep-25 Oct-25 Nov-25 Dec-25 IBOV VIVT3 VVVIIIVVVTTT333 aaajddujjsuutssattdeeodd pbboyyr dd diivviviiddideeennndddssos 4Q25 Results | Shareholder Remuneration For 2026, the Company has already approved R$6,990 .0 million in shareholder remuneration, of which R$4,000 .0 million refers to the capital reduction¹, and R$2,990 .0 million to interest on capital declared in 2025. We have just announced that the full amount of interest on capital will be paid on April 14, 2026. For more information on Shareholder Remuneration, click here. Distribution to Shareholders² R$ million We remain firmly committed to distributing, between 2024 and 2026, at least 100 % of the net income for each fiscal year. 1. S ubject to the approval of shareholders at ESM to be held on March 12, 2026, and a 60 -day opposition period from creditors. 2. Considers dividends, interest on capital and resources resulting from the capital reduction paid, and share buybacks made bet ween January and December of the respective year. 13 We distributed R$6,376.5 in 2025, +9.1% versus the previous year, of which R$2,250 .0 million related to interest on capital declared in fiscal year 2024 , R$380 .0 million related to interest on capital declared in 2025, R$2,000 .0 million related to capital reduction and R$1,746.5 million related to share buybacks .. This results in a payout of 103 .4% on net income . On March 12, 2026, an Extraordinary Shareholders’ Meeting will be held to deliberate on the R$4,000 .0 million capital reduction . If approved, the creditor opposition period will last 60 days, and the record date for shareholder ownership will be May 22, 2026, with payment scheduled for July 14, 2026. The Company maintains its focus on consistent shareholder remuneration. From 2024 to 2026, we reaffirm our commitment to distribute an amount equal to or greater than 100% of net income for each fiscal year through dividends, interest on capital, capital reductions and share buyback programs. In 2025, this guidance was fully met, with a payout of 103.4% of net income. On February 20 , 2026, the Company’s Board of Directors approved a new Share Buyback Program in the amount of up to R$1.0 billion, effective from February 23, 2026, through February 22, 2027. The Board also approved the distribution of R$325.0 million in interest on capital, which will be paid by April 30 , 2027. 4Q25 Results | ESG Environmental, Social and Governance Vivo’s ESG Strategy is composed of 6 action pillars, with over 100 indicators integrated into the Responsible Business Plan (RBP), monitored and approved by the Board of Directors through the Quality and Sustainability Committee . The RBP contains goals that contribute to the company's sustainable growth with ethics and integrity, composed of Sustainable Development Goals (SDGs) and other relevant commitments on the topic . 14 Environmental VIVO MARKS ITS PRESENCE AT COP 30 with (i) support for the first Planetary Science Pavilion ; (ii) its own panel at the Brazil Pavilion, highlighting the role of the telecom sector in climate resilience ; and (iii) participating in other panels as a representative . During the COP, the Company launched its institutional campaign “Nature is Calling”, reinforcing the urgency of collective action toward a sustainable future . A LIST ON CDP, ranking for the 6th consecutive year among the leading companies in climate transparency . The Carbon in the Supply Chain Program was included in the Business Action Bank of corporate best practices by the World Business Council for Sustainable Development . R$3,176.5 MILLION IN REVENUE over the last 12 months generated from solutions that promote energy and climate efficiency and contribute to limiting global temperature rise to 1.5°C. EXPANDED ISO 27001 SCOPE, now including the Incident Management (CSIRT) and Security Testing (Pentest) processes, which complement the Vulnerability Management (GVUL), Application Security (AppSec), Data Leakage Monitoring, Supplier Risk Management, and Threat Hunting processes within the Company’s Digital Security program, Vivo Segura . RECORD PERFORMANCE IN THE S&P GLOBAL CORPORATE SUSTAINABILITY ASSESSMENT (CSA), reaching 89 points and ranking as the 5th best -evaluated company in the sector worldwide¹ . TOP 10 AND INDUSTRY LEADER IN THE MERCO CORPORATE REPUTATION RANKING, rising 9 positions compared to the last two years . RECOGNITIONS : (i) 1st place among Latin American companies in the Global 100 ranking of the world’s 100 most sustainable companies, by Corporate Knights ; (ii) Inclusion in B3’s Carbon Efficient Index (ICO 2); (iii) 8th place in the Latin America 10 Most Sustainable Corporations list by Corporate Knights ; (iv) Ranked among the TOP 15 sustainability reports by the Reporting Matters project, an initiative of CEBDS . 2025 ESG HIGHLIGHTS : access here the material consolidating the year’s main ESG data . Social FUNDAÇÃO TELEFÔNICA VIVO (FTV) reached +2.0 million beneficiaries and R$47 million in investments in 2025. FTV also established a partnership with the UNESCO Chair to promote the use of AI in schools with low connectivity . VIVO INTERNSHIP PROGRAM 2026 opened more than 450 positions across Brazil . Half of the opportunities are reserved for Black talents, and all positions are eligible for people with disabilities . Governance 1. As of December 8, 2025.. 4Q25 Results | Operational Indicators Mobile Business Fixed Business 15 4Q25 Results | Income Statement 1. Other Revenues include Fixed Voice, xDSL , FTTC and IPTV. 2. Net Income attributable to Telefônica Brasil. 3. Earnings per share calculated based on net income attributable to Telefônica Brasil divided by the weighted average of outsta ndi ng shares in the period, 2024 EPS was recalculated considering the effects of the Reverse Split and Split effective on April 15, 2025. More details can be found in note 23.i) o f the Financial Statements as of December 31, 2025. 16 4Q25 Results | Balance Sheet 17 Results | 4Q25 Results | EBITDA After Leases (IFRS 16) Depreciation and Amortization Additional Information 1. Purchase Price Allocation. 18 4Q25 Results | Glossary 19 Operational 4Q25 Results | Glossary 20 Financial 4Q25 Results | Results Call A replay of the conference call will be available after the end of the event, on our website Date February 23rd, 2026(Monday) Time 11:00(Brasília time) 09:00(New York time) Connection Live transmission in English Click here Av. Eng. Luis Carlos Berrini, 1376 18th Floor – Cidade Monções – SP 04571-000 ir.br@telefonica.com Information available on the website: ri.telefonica.com.br This document may contain forward-looking statements. Such statements do not constitute historical facts and merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "estimate", "expect", "foresee", "intend", "plan", "project", "target" and similar are intended to identify such statements, which evidently involve risks and uncertainties, both foreseen and unforeseen by the Company. Therefore, the future results of the Company's operations may differ from current expectations, and the reader should not rely exclusively on the positions performed herein. These forward-looking statements express opinions formed solely on the date on which they were issued, and the Company is under no obligation to update them in line with new information or future developments. 21 Telefônica Brasil Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 23, 2026	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director